EXHIBIT 1

Ad Hoc Announcement

For Immediate Release

FDA Accepts GPC Biotech's Satraplatin NDA for Filing

and Grants Priority Review Status

Martinsried/Munich (Germany), Waltham, Mass. and Princeton, N.J., April 16, 2007 - GPC Biotech AG (Frankfurt Stock Exchange: GPC; TecDAX index; NASDAQ: GPCB) today announced that the U.S. Food and Drug Administration (FDA) has accepted for filing the Company's New Drug Application (NDA) for satraplatin in combination with prednisone for patients with hormone-refractory prostate cancer (HRPC) whose prior chemotherapy has failed. The Company also announced that the FDA has granted the NDA priority review status. Priority review designation is intended for those products that address significant unmet medical needs and sets the target date for FDA action at six months from the date of submission. GPC Biotech completed the rolling submission of the NDA for satraplatin on February 15, 2007 and an action on the application from the FDA is expected in August of this year. The application will be reviewed under the provisions of 21 CFR 314 Subpart H, for accelerated approval.

END OF AD HOC ANNOUNCEMENT

This announcement contains forward-looking statements, which express the current beliefs and expectations of the management of GPC Biotech AG, including statements about the status of the FDA review process. Such statements are based on current expectations and are subject to risks and uncertainties, many of which are beyond our control, that could cause future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Actual results could differ materially depending on a number of factors, and we caution investors not to place undue reliance on the forward-looking statements contained in this announcement. In particular, there can be no guarantee that additional information relating to the safety, efficacy or tolerability of satraplatin may be discovered upon further analysis of data from the SPARC trial or analysis of additional data from other ongoing clinical trials for satraplatin. Furthermore, we cannot guarantee that satraplatin will be approved for marketing in a timely manner, if at all, by regulatory authorities nor that, if marketed, satraplatin will be a successful commercial product. We direct you to GPC Biotech's Annual Report on Form 20-F for the fiscal year ended December 31, 2005 and other reports filed with the U.S. Securities and Exchange Commission for additional details on the important factors that may affect the future results, performance and achievements of GPC Biotech. Forward-looking statements speak only as of the date on which they are made and GPC Biotech undertakes no obligation to update these forward-looking statements, even if new information becomes available in the future.

Satraplatin has not yet been approved by the FDA in the U.S., the EMEA in Europe or any other regulatory authority and no conclusions can or should be drawn regarding its safety or effectiveness. Only the relevant regulatory authorities can determine whether satraplatin is safe and effective for the use(s) being investigated.

Investor and Media Contacts:

Martin Braendle

Director, Investor Relations & Corporate Communications

Phone: +49 (0)89 8565-2693

ir@gpc-biotech.com

In the U.S.: Laurie Doyle

Director, Investor Relations & Corporate Communications

Phone: +1 781 890 9007 X267

usinvestors@gpc-biotech.com